





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st 2018 AND ENDING December 31st 2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place – Suite 643
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J Adams 212-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co CPA's D/B/A Tarlow & Co CPA's
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza - Suite 210 New York 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Braquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible]
Notary Public - State of New York
NO. 01BE6350078
Qualified in New York County
My Commission Expires Oct 31, 2020

Signature

President
Title

Notary Public 02/27/2019.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORDHAM FINANCIAL MANAGEMENT, INC.

FINANCIAL REPORT

DECEMBER 31, 2018

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

FORDHAM FINANCIAL MANAGEMENT, INC.

TABLE OF CONTENTS

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officer and Director
of Fordham Financial Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements) that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fordham Financial Management Inc.'s management. Our responsibility is to express an opinion on Fordham Financial Management Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fordham Financial Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Fordham Financial Management Inc.'s financial statements. The supplemental information is the responsibility of Fordham Financial Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarlow & Co., CPA's

We have served as Fordham Financial Management Inc.'s auditor since 2011.

New York, New York

February 28, 2019

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 1,265,271	
Securities owned - at fair value	18	
Deposits with clearing organizations	358,371	
Receivable from broker-dealers	874,199	
Furniture & equipment, net of accumulated depreciation of $46,407	-	
Due from registered reps	75,836	
Forgivable loans	350,208	
Prepaid registration fees	66,000	
Security deposits	20,800	
Total assets		$ 3,010,703

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 60,953	
Commissions payable	526,345	
Income taxes payable	9,670	
Total labilities		$ 596,968

Commitments and contingent liabilities

Stockholder's Equity

Common stock, no par value, 15,000 shares authorized, issued and outstanding	15,000	
Additional paid-in capital	6,798,505	
Accumulated deficit	(4,399,770)	
Total stockholder's equity		2,413,735
Total liabilities and stockholder's equity		$ 3,010,703

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Revenue

Corporate finance income	$	7,700,114	
Commission income		1,091,613	
Rebates and handling fee income		228,729	
Conference fee income		37,015	
Interest income		2,272	
Investment net gains (loss) - equities		(2,813)	
Total revenue			$ 9,056,930

Expenses

Compensation and related benefits	5,616,357	
General and administrative	1,994,316	
Brokerage, exchange and clearance fees	350,563	
Conference expenses	33,656	
Depreciation	138	
Total expenses		7,995,030
Income before provision for income taxes		1,061,900
Provision for income taxes		24,117
Net Income		$ 1,037,783

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities

Net income	$	1,037,783

Adjustments to reconcile net income to net cash
   provided by operating activities:

Depreciation	138
Decrease (increase) in:	
Securities owned - at fair value	5
Deposits with clearing organizations	(258,371)
Receivable from broker-dealers	(522,209)
Due from registered representatives	(57,806)
Forgivable loans	(350,208)
Prepaid registration fees	(44,093)
Increase (decrease) in:	
Accounts payable and accrued expenses	24,253
Commissions payable	462,736
Income taxes payable	7,500

Net cash provided by operating activities	$	299,728

Cash flows from financing activities

Capital contributions	931,634	
Net cash provided by financing activities		931,634
Net increase in cash and cash equivalents		1,231,362
Cash and cash equivalents - beginning of year		33,909
Cash and cash equivalents - end of year	$	1,265,271

Supplemental disclosure of cash flow information

Cash paid for income taxes	$	16,617
Cash paid for interest	$	10,625

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2018	$ 15,000	$ 5,866,871	$ (5,437,553)	$ 444,318
Net income	-		1,037,783	1,037,783
Capital contributions	-	931,634	-	931,634
Balance, December 31, 2018	$ 15,000	$ 6,798,505	$ (4,399,770)	$ 2,413,735

The accompanying notes are an integral part of these financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note 1 – Organization and Nature of Business

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Cor Clearing. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value as described in Note 4.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2018 was $138.

Corporate finance income

Corporate finance income is earned from providing private placement, underwriting and advisory services. Revenue is recognized when earned by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Commission income

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade-date basis as securities transactions occur.

Income taxes

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

New accounting and authoritative guidance

In November 2015, the FASB issued ASU No. 2015-17 - *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Income Taxes.* The amendments in this update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. Amendments are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within these annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The Company does not believe the adoption of ASU 2015-17 will have an effect on its future financial position and results of operations.

In January 2016, The FASB issued ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated ventures, and limited liability companies) to be measured at fair value recognized through net income. An entity's equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included in the scope of this ASU. The amendments allow equity investments that do not have readily available fair values to be measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The amendments improve financial reporting by providing relevant information about an entity's equity investments and reducing the number of items that are recognized in other comprehensive income. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption of this ASU, for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, is permitted. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In January 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued.

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

Note 4 – Fair Value Measurements

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock – Level 1 in the fair value hierarchy.

Note 5 – Commitments and Contingent Liabilities

Lease commitments

The Company is currently on a month-to-month lease for its office space located at 17 Battery Place, New York, NY.

Rent expense for the year ended December 31, 2018 amounted to $60,816.

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

Note 6 – Related Party Transactions

The Company extended credit ("forgivable loans") to new advisors in 2018 in the form of signing bonuses and commission advances. The decision to extend credit to advisors are generally based on the advisor's ability to generate future commissions. These advances are forgivable over the terms of the advisor agreement provided the advisor remains licensed through the Company for a period of time. At December 31, 2018, $350,208 of extended credit is forgivable.

Note 7 – Income Taxes

The provision for income taxes for the year ended December 31, 2018 are for income taxes currently due. The Company has net operating loss carry forwards of approximately $4,129,000 for Federal and $4,100,000 for New York State and City income tax purposes that may be used to offset current and future taxable income. If not utilized, the entire net operating loss carry forward will expire by 2037.

The deferred tax assets arising from the above net operating losses have been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced. The valuation allowance decreased by approximately $330,000 in 2018.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

The current and deferred portions of income tax expense included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	24,117	-	24,117
	$ 24,117	$ -	$ 24,117

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2015.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,900,874, which was $1,800,874 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.31 to 1.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the arrangements with the clearing broker-dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements.

Note 9 – Concentrations and Credit Risks

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

The Company maintains cash balances at several banks. For those banks who are participants in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program, all non-interest-bearing accounts of the Company are covered by FDIC insurance through December 31, 2018 for up to $250,000 in the aggregate for all accounts. The Company did not incur any losses in these accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization receivable is $358,371 and is reflected in the statement of financial condition.

Approximately 20% of the Company's revenue is derived from underwriting for one customer.

Note 10 – Risk and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the statement of financial condition.

SUPPLEMENTARY INFORMATION

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2018

Total stockholder's equity		$ 2,413,735
Deductions/charges:		
Non-allowable assets:		
Forgivable loans	$ 350,208	
Due from registered representatives	75,836	
Prepaid registration fees	66,000	
Security deposits	20,800	
Total deductions/charges		512,844
Net Capital before haircuts on securities positions		1,900,891
Haircuts on securities pursuant to 15c3-1(f)		18
Net Capital per rule 15c3-1		**$ 1,900,873**

Computation of Net Capital Requirement

Aggregate indebtedness		
Accounts payable	$ 60,953	
Commissions payable	526,345	
Income taxes payable	9,670	
Total aggregate indebtedness		$ 596,968
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess Net Capital		**$ 1,800,873**
Ratio of aggregate indebtedness to net capital		0.31 to 1

Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2018)

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 1,908,373
Audit adjustments to income taxes and accrued expenses		(7,499)
Net Capital per the preceding		**$ 1,900,874**

FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC 15c3-3

DECEMBER 31, 2018

None: The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(ii).

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Directors
of Fordham Financial Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fordham Financial Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fordham Financial Management Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Fordham Financial Management, Inc. stated that Fordham Financial Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fordham Financial Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fordham Financial Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarlow & Co., CPA's

New York, New York
February 28, 2019

FORDHAM FINANCIAL MANAGEMENT, INC.

DECEMBER 31, 2018

EXEMPTION REPORT

Fordham Financial Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fordham Financial Management, Inc.

I, William Baquet, affirm that, to my knowledge and belief, this Exemption Report is true and correct.

By: _____
William Baquet, President

February 28, 2019

TARLOW&CO

CPAs | ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Directors of Fordham Financial Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fordham Financial Management, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fordham Financial Management, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Fordham Financial Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fordham Financial Management, Inc.'s management is responsible for Fordham Financial Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., CPA's

New York, New York
February 28, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending _2018_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year
(Item 2e from page 2) $ _5082.59_

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable   (_—0—_)

   2. Assessment balance due   _5082.59_

  B. Interest computed on late payment (see instruction E) for _61_ days at 20% per annum   _172.02_

  C. Total assessment and interest due $ _5254.61_

  D. PAYMENT: √ the box
   Check mailed to P.O. Box ☑   Funds Wired ☐
   Total (must be same as C above) $ _5254.61_

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Economy Financial Management, Inc
(Name of Corporation, Partnership or other organization)

Dated the _24th_ day of _Oct_, 20 _18_.

_____
(Authorized Signature)

CFO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates
  Postmarked   Received   Reviewed

Calculations   Documentation   Forward Copy

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-18
and ending 6-30-18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3484565

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 95673

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 501

Enter the greater of line (i) or (ii) 501

Total deductions 96174

2d. SIPC Net Operating Revenues $ 3388391

2e. General Assessment @ .0015 $ 5082.59

(to page 1, line 2.A.)

2

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******18******************ALL FOR AADC 100
38622 FINRA DEC
FORDHAM FINANCIAL MANAGEMENT INC
17 BATTERY PL STE 643
NEW YORK, NY 10004-1137

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICHARD I ADAMS
212-732-8500

2. A.	General Assessment (item 2e from page 2)	$ 13209
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(5254)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	7955
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 7955

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 7955

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORDHAM FINANCIAL MANAGEMENT INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 6th day of FEBRUARY, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 9056 929

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

9056 929

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

249 589

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 909

Enter the greater of line (i) or (ii)

909

Total deductions

250 498

2d. SIPC Net Operating Revenues

$ 8806 431

2e. General Assessment @ .0015

$ 13209

(to page 1, line 2.A.)

2